08004951

8/12

Follow-Up Materials

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ________

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ________

PROCESSED
SEP 17 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ________

(03/94)

ADB

Asian Development Bank

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2008

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was no purchase of primary obligations in the United States in the second quarter of 2008.

In April 2008, ADB offered its US$500,000,000 3.00% Notes due 16 May 2011 under its Global Medium-Term Note Program (the Program). The prospectus of the Program dated 20 July 2005, was previously filed under a Report dated 20 July 2005. Pursuant to a Terms Agreement dated 25 April 2008, J.P. Morgan Securities Ltd. agreed to purchase the principal amount of the Notes at 99.976%. The Notes were issued in Book-Entry form through the Federal Reserve Bank of New York.

(Pursuant to Rule 3, Regulation AD, ADB filed with the Commission a Report dated 25 April 2008 and a Supplementary Report dated 30 April 2008.)

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the second quarter ended 30 June 2008 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

Annex A

ADB NEWS RELEASES (Second Quarter 2008)	
DATE	PARTICULARS
26-Jun-08	Australia and ADB Helping GMS Combat HIV Through $6M Grant
26-Jun-08	New Asia-Pacific Network Launched to Tackle Water Problems
26-Jun-08	ADB Funds Viet Nam Hydro Project
25-Jun-08	ADB Calls For New Focus On Asian Cities
25-Jun-08	ADB Helping PRC Improve Ecosystem in Major Basin
25-Jun-08	ADB President Outlines Water Agenda for Asia-Pacific Region
19-Jun-08	ADB Supports Expansion of District Energy System to Improve Energy Efficiency in PRC
18-Jun-08	ADB, World Economic Forum and Private Sector Explore Ways to Boost Investment in Developing Asia
17-Jun-08	ADB: New Attention Needed on Education in Asia
16-Jun-08	ADB, JPMorgan Enter Risk Mitigation Pact to Facilitate Trade in Developing Asia
12-Jun-08	ADB Pledges Up to $1.3 Billion for Afghanistan
10-Jun-08	Bangladesh Vocational Education System Improvements to Increase Job Prospects
06-Jun-08	Shoddy Products Cast Poor Light on $7 Billion Market: CFL Industry Launches Quality Identification Plan for Asia
04-Jun-08	$100M Pilot Program in PRC's Guangdong Province to Promote Energy Efficiency
03-Jun-08	Soaring Energy Prices and Climate Change Spur Calls for Clean Energy Financing
28-May-08	Luxembourg Contributes to Financial Sector Development Partnership Fund
28-May-08	ADB Provides $11.3M Grant to Help Tonga Improve Urban Infrastructure
27-May-08	ADB Extends $1 Million Grant to PRC to Aid Emergency Relief Efforts for Earthquake Victims
27-May-08	ADB Helps India Expand Mobile Phone Coverage to Rural Areas
21-May-08	ADB May Support Needs Assessment in Myanmar
14-May-08	Providing Basic Social Protection Not a Question of Wealth
08-May-08	Pacific Nations Must Seize Opportunity to Prepare for Higher Food Prices
06-May-08	ADB Statement on Myanmar Cyclone
06-May-08	ADB Announces Massive Financial Support for Food Crisis
05-May-08	ADB to Launch New Climate Change Fund
05-May-08	A New ADB in a Rapidly Changing Asia-Pacific
05-May-08	New ADB Study Says Higher Farm Productivity Key for Food Security
04-May-08	Time Has Come to Pursue Deeper Asian Regionalism, Says Flagship ADB Study
04-May-08	Asia Must Attract Clean Energy Investments, ADB President Says
04-May-08	New ADB Magazine to Increase Awareness of Asia's Development Challenges
04-May-08	Indian and PRC Scholars Exchange Development Lessons
03-May-08	ADB Secures Over $11 Billion to Help Asia's Poorest
03-May-08	ADB Ready to Provide Fiscal Support to Help Governments Feed Poor
03-May-08	ADB, Standard Chartered Bank Promote Private Sector Investment in Energy-Efficient Projects in PRC
30-Apr-08	Sweden to Make Additional Contribution to Poverty and Environment Fund
30-Apr-08	Asia's Leaders in Madrid to Discuss Region's Future at ADB Annual Meeting
29-Apr-08	Asia-Pacific Region Will Miss MDGs If 'Gaps' Are Not Filled Immediately
29-Apr-08	Global Environment Facility Commits $63 Million to Help Preserve Coral Triangle
28-Apr-08	Austria Contributes $5 Million to Multi-Donor Water Fund
25-Apr-08	ADB Lending $450M for the First Ultra Mega Power Project in India
25-Apr-08	ADB Supports Environmental Infrastructure Development in PRC's Xinjiang
25-Apr-08	ADB To Focus on Environment and Inclusive Growth in PRC
23-Apr-08	ADB to Take New Steps in Safeguard Policy Update after Worldwide Consultations
23-Apr-08	Volatility on the Rise, Risks Loom in Asian Bond Markets, Says ADB Report
21-Apr-08	Loans Increase to Record $10.1B in 2007, ADB Annual Report Says
21-Apr-08	ADB Appoints New Chief for Philippine Country Office
18-Apr-08	Wind Power Projects Add to ADB Effort to Help India's Private Sector Develop Cleaner Power Sources
17-Apr-08	ADB to Promote Clean Energy through Private Equity Funds
16-Apr-08	The Government of Australia and the Asian Development Bank Pilot a Financing Innovation to Support Good Governance
16-Apr-08	ADB Supports the Biggest Privatization of a Power Plant in the Philippines
15-Apr-08	ADB Initiative to Help Promote Water Projects in the People's Republic of China

Annex A

ADB NEWS RELEASES (Second Quarter 2008)	
DATE	**PARTICULARS**
11-Apr-08	Asian Bond Market Response to Global Financial Turmoil Topic at ADB Bond Conference in Mumbai
10-Apr-08	Experts Look for Ways to Expand Access to Energy in Asia
08-Apr-08	ADB Launches New Long-Term Strategy
04-Apr-08	ADB Consults North America on Safeguard Policy Update
02-Apr-08	Developing Asia Needs to Invest in Education to Redeem Demographic Dividend, ADB Says
02-Apr-08	Philippine Economy to Ease in 2008, Weak Global Economy, Inflation to Undermine Growth
02-Apr-08	Developing Asia to Post Solid Growth in 2008 Even as Major Industrial Economies Slow Down, Says ADB
02-Apr-08	PRC's Growth Rate to Moderate, Inflation to Rise, ADB Says
02-Apr-08	India's Economic Growth to Ease in 2008, Edge Up in 2009, Says ADB
02-Apr-08	Asian Development Outlook 2008 GDP Table
01-Apr-08	ADB Helps India Bring Power to All in Ambitious Multi-Billion Dollar National Grid Project

Source: ADB's official website (http:// www.adb.org)

END